Filed by Seacoast Banking Corporation of Florida, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Heartland Bancshares, Inc.
Commission File No.: 000-13660

This filing amends the Form 425 as filed on March 3, 2025 by Seacoast Banking Corporation of Florida providing a transcript of the investor call to discuss its pending acquisition of Heartland Bancshares, Inc. The sole purpose of this amendment is to reflect the date of the call as February 28, 2025. The full text of the original filing is repeated herein for convenience but has not been modified from the text of the original filing except solely for the date described above.

February 28, 2025
Seacoast Banking Corporation of Florida Investor Call to Discuss its Pending Acquisition of Heartland Bancshares, Inc.

Corporate Speakers
•Chuck Shaffer; Seacoast Banking Corporation of Florida; Chairman and Chief Executive Officer
•Tracey Dexter; Seacoast Banking Corporation of Florida; Chief Financial Officer
•Michael Young; Seacoast Banking Corporation of Florida; Treasurer and Director, Investor Relations and Corporate Development

Participants
•David Bishop; Hovde Group; Analyst
•Woody Lay; KBW; Analyst
•David Feaster; Raymond James; Analyst
•Christopher Marinac; Janney Montgomery Scott; Analyst
•Russell Gunther; Stephens; Analyst

Operator

Welcome to Seacoast Banking Corporation's Call regarding the Announcement of the Proposed Acquisition of Heartland Bancshares Incorporated and its bank subsidiary, Heartland National Bank.

My name is [Demi], and I'll be your operator. All lines have been placed on mute to prevent any background noise. After the speaker's remarks, there will be a question and answer session. (Operator Instructions)

Before we begin, I have been asked to direct your attention to the cautionary statement contained at the end of the company's press release regarding forward-looking statements and the risks and uncertainties identified therein.

Seacoast will be discussing issues that constitute forward-looking statements within the meaning of the Securities and Exchange Act and its comments today are intended to be covered within the meaning of that act.

Please note that this conference is being recorded.

I will now turn the call over to Chuck Shaffer, Chairman and CEO of Seacoast Bank. Mr. Shaffer, you may begin.

Chuck Shaffer

Okay, thank you and thank you all for joining us this morning.

As we provide our comments, we'll reference the merger slide deck titled Acquisition of Heartland Bancshares, which can be found at seacostbanking.com.

With me this morning is Tracey Dexter, our Chief Financial Officer; Michael Young, our Treasurer and Director of Investor Relations and Corporate Development; and David Houdeshell, our Director of Credit Policy and Analytics; and James Stallings, our Chief Credit Officer.

We are thrilled to announce the acquisition of Heartland Bancshares. This transaction continues our M&A strategy by providing Seacoast with a low cost 26-year old deposit base and deep relationships throughout Highlands County including the cities of Sebring, Lake Placid and Avon Park.

I would like to extend my gratitude to Jim Clinard, the founding CEO of Heartland; Andrew Bible, President of Heartland; and the broader Heartland leadership team for their efforts over the past few months in preparing diligence materials and collaborating with Seacoast on this transaction.

Heartland is a community bank in every sense focused on building strong franchise value that is cycle tested, long term oriented and supported by loyal customers and employees. The bank holds 31% market share in Highlands County and has been dedicated to serving small businesses and consumers throughout the region. Heartland is also a significant home mortgage lender throughout Highlands County.

This is a low risk transaction characterized by a low loan deposit ratio, solid credit position and consistent earnings generation fueled by top tier low cost funding.

Additionally, Heartland is regulated by the OCC, which is also Seacoast's primary regulator. After careful and thoughtful diligence, we are confident in acquiring this franchise and believe our conservative modeling assumptions create the opportunity for meaningful upside.

And lastly, this is a prudent use of capital. We have carefully built our capital position over the past few years seeking the right opportunity to deploy it. At 50% cash, 50% stock, we believe this pricing structure and opportunity will generate solid earnings accretion with a reasonable earn back period while expanding our franchise in Florida and we'll continue to pursue similar opportunities throughout the rest of Florida.

I'll now turn the call over to Tracey and Michael to discuss details of the transaction. Tracey will cover diligence and deal metrics, while Michael will address the collar, consideration mix and balance sheet restructure. Tracey?

Tracey Dexter

Thanks, Chuck. Good morning, everyone.

Heartland has approximately $641 million in deposits across four high performing branches in Highlands County. With 47% transaction deposits and only 12% time deposits, Heartland's long standing core deposit franchise has been built through local relationships and an outstanding reputation in the communities it serves.

The quality of the deposit book is highlighted on Slide 10 of the investor materials. The cost of deposits is low, only 1.65% in the fourth quarter '24 with limited product migration and a very low deposit beta in this most recent cycle.

Loans are locally focused with a conservative true relationship model totaling approximately $161 million. With a loan to deposit ratio of only 25%, the transaction provides significant opportunity to deploy assets into higher yields and to grow the combined franchise.

We conservatively modeled forward loan and deposit growth at 3% annually.

Moving on to the transaction metrics with reference to Slide 11.

Under the terms of the merger agreement, Seacoast will acquire 100% of Heartland's outstanding shares. Based on Seacoast's closing price of $27.83 as of February 26, the transaction is valued at $109.7 million including options being cashed out for approximately $1 million.

The deal pricing translates to 1.63 times Heartland's tangible book value and 5.3 times 2025 earnings per share when including expected cost savings and the balance sheet actions that Michael will cover shortly.

Given the high quality franchise nature of the company, we expect to keep all the branches open and preserve the high service level that Heartland is known for.

We're projecting 25% cost savings for which we have a very detailed execution plan and have consistently demonstrated the ability to execute these in all prior transactions.

Credit assumptions used for modeling were developed following detailed due diligence. Credit quality is strong and we took a conservative approach to modeling resulting in a total estimated purchase accounting mark of 4% not including the CECL double count.

That's a total estimate of $6.6 million pretax mark, which includes accretable loan rate mark of $3.7 million, accretable credit mark on non-PCD loans of $2.4 million and an additional $500,000 in day one allowance on PCD loans.

We expect tangible book value dilution to be 2.4% at closing to be earned back in 2.25 years using the crossover method. This is an accretive value creating transaction that brings us a very attractive low cost deposit base and an expanded footprint across the state.

We expect the merger to be accretive to earnings in 2026 by approximately 7%. We expect the acquisition to close late in the third quarter of 2025 after receipt of approval from regulatory authorities, the approval of Heartland's shareholders and the satisfaction of other customary closing conditions.

Next, I'll turn the call over to Michael to share more about the transaction structure and balance sheet actions. Michael?

Michael Young

Thank you, Tracey. We believe this will be a very low risk transaction due to the dedication to a conservative operating model built by Heartland and its employees. Similarly, we have leaned on our acquisition experience to further de-risk the financial outcomes associated with this acquisition through a pricing collar and proactive redeployment of the securities portfolio, which I'll address in a minute.

Before we get into the collar dynamics, the consideration consists of 50% stock and 50% cash as previously mentioned. The incorporation of the cash and the consideration mix represents an attractive opportunity to begin deploying our excess capital in favor of an improving ROA and ROTCE profile for the bank. Even with the cash consideration at 50%, we impressively maintained a sub-three-year earn back outperforming a lot of other capital deployment options at our disposal.

We're really excited to add such a high quality bank and deposit base and to continue to build our franchise value and support our accelerating commercial growth engine. This further evidences the balanced high growth model as a strong organic growth company combined with our preferred acquirer status in the state of Florida.

Now to the collar.

Each Heartland share will have the right to elect an exchange ratio of 4.9164 Seacoast shares for each Heartland share with a fixed cash amount of $147.10 per Heartland share or a 50-50 mix of both.

The Heartland shareholder elections will be subject to proration so that the final consideration mix will have 50% of Heartland shares receiving the exchange ratio and 50% receiving the cash payment.

The exchange ratio portion of the consideration is subject to a 15% collar. As illustrated on Page 14 of the deal deck, the anchor Seacoast price as you can see is $29.92. That was the stock price at the time of the signing of our LOI.

Within the collar, the fixed exchange ratio remains fixed as does the announced 2.4% tangible book value dilution and 7% earnings accretion. Above or below the collar, the exchange ratio will begin to adjust as the price will become fixed and more or less shares may be needed to fill to the total consideration amount at that time.

In the event of the Seacoast stock price dropping more than 20% below $29.92, Heartland has the right to fix the exchange ratio and if they elect not to do so, Seacoast has a termination option.

Now moving to the balance sheet repositioning that we took as a part of the acquisition and pre-deployment of some of the securities portfolio into a reinvestment.

We took additional action as I mentioned to derisk the transaction through a tactical pre-purchase of securities to reduce the asset sensitivity of the bank and create a durable earnings stream as a bridge towards maximizing franchise value over time and earnings as we deploy the liquidity into relationship lending consistent with our long term model.

Heartland's remained disciplined during the low rate environment with a very high degree of asset sensitivity. But we wanted to mitigate the risk of a decline in interest rates by pre-purchasing securities and extending duration ahead of the acquisition close.

The current balance sheet is a mix of 25% loans, 50% securities and 25% cash. We took the opportunity to pre-purchase $412 million in securities in January and February at a 5.7% taxable equivalent yield which we will short fund with FHLB borrowings until the date of acquisition close.

At that time, we plan to liquidate the majority of the Heartland securities portfolio, which is very short in duration and repay the associated borrowings. This more appropriately aligns the nearly nine-year average deposit life at Heartland with longer lived assets.

And lastly, it derisks the deal and we've remained enough liquidity and floating rate assets to withstand any pricing beta on the deposit side of the transaction as well.

With that, I'll turn it back to Chuck.

Chuck Shaffer

Thank you, Michael. And operator, I think we're ready for Q&A.

QUESTIONS AND ANSWERS

Operator

Thank you. (Operator Instructions)

And your first question comes from the line of David Bishop with Hovde Group. Your line is open.

David Bishop

Hey, good morning, gentlemen and Tracey. Good to chat with you.

Hey, Mike, I, was wondering if you could just go over that restructuring real quickly. I think I fell asleep in typing class, so couldn't keep up with you here. But if you could just go over those details real quick, briefly, that would be appreciated.

Michael Young

Sure. So, Heartland has $550 million in total cash and securities as of today. And we went ahead and pre-purchased $412 million in securities in total notional amount. And that's at a 5.7% taxable equivalent yield and was really a mix of a bunch of different reinvestment options. But what we were very focused on was ensuring that the yield would remain constant over the life and not diminish in a down rate environment or an up rate environment. And also that the lives of the assets would extend beyond the earn back window so that we were sure to lock out the financial aspects of the transaction.

David Bishop

Got it. Did I hear you were funding that with FHLB borrowings and maybe just curious on the average cost on those?

Michael Young

Yes, we'll do FHLB borrowings and maybe a little bit of broker, but mostly FHLBs just to keep it clean. And the cost on those is about 4.4%. We do get a dividend on those, so the net cost will be a little bit lower than that. But 4.4% is kind of the coupon on that.

Chuck Shaffer

So it's a little bit of leverage that we'll carry between now and when we reposition, but we'll be positive to net interest income.

David Bishop

Got it. Appreciate that additional color.

And then, you know, Chuck, Tracey has, I think you said you expect, I think somewhere around 3% growth in loans and deposits there. They've got that lower cost of funds. Do you foresee any need to sort of reprice upward in the market? I don't know if you expect to accelerate that growth over time. Would that imply maybe having to raise the cost of funds? Just curious how you sort of see that funding base holding off as maybe you try to accelerate the rate of growth over time.

Chuck Shaffer

No, we have no plans to change their pricing strategy in the market. We expect to maintain what they've done.

Michael Young

And David, you could see in the chart that shows their deposit costs over time it’s been really stable.

Chuck Shaffer

A very granular relationship oriented deposit base that is incredibly valuable.

Just to elaborate a little bit on this bank, it is a true gem in the nature of its been managed very carefully over 27 years. Built very conservatively and built solely on relationships. It is truly a community bank in every sense of the word. It has been amazingly well executed and amazingly disciplined in how they put this bank together. And so, it is a really high quality franchise.

David Bishop

Yes, it definitely shows up to the numbers. And it sounds like then Chuck from a lending perspective, doesn't sound like you'd probably tweak their operating model. Still going to figure focus more on small business consumer and the residential side?

Chuck Shaffer

Yes, that's right. We'll continue to operate the market exactly as they have and what excess liquidity exists there we'll lend probably throughout the rest of the state.

David Bishop

Perfect, thanks.

Chuck Shaffer

Thank you, David.

Operator

Your next question comes from the line of Woody Lay with KBW. Your line is open.

Woody Lay

Hey, good morning. A couple times you all mentioned very conservative assumptions which could help drive upside. I guess in y'all's view sort of where are these sources of upside? Any color would be great.

Michael Young

Hey, Woody. I think really the principal source of upside is we built this bridge with a securities portfolio initially to lock out the earnings metrics but then over time we want to redeploy that into the franchise value growth of the bank. And that would be through redeployment of that into lending in the markets where the bank operates but also across the broader footprint.

Chuck Shaffer

Yes. And we also haven't modeled any revenue synergies. Obviously, we'll be able to bring some of the unique aspects Seacoast has in terms of wealth management and other product lines that we operate that we'll be able to introduce to that customer base over time.

Woody Lay

Got it. And with this deal, it sounds like the idea of redeploying that liquidity into the loan portfolio is more of a longer term target. I mean do you expect it to impact your loan growth outlook in 2025?

Chuck Shaffer

Yes, I think I'd continue to model as the -- in line with the guidance we provided previously. And as we move into the '26, et cetera, it will certainly provide the opportunity to push up our loan growth in the outer years as we start to put that liquidity back to work. I mean, obviously, we'll want to move it from securities and cash over into loans, but that will take some time.

Woody Lay

Yes. And then last for me, just on expenses. I think this past earnings you were talking about sort of legacy expense growth is going to be somewhat of a function of operating leverage. I mean this deal is nicely accretive to profitability levels. Does it impact your view on the investments that needs to be made on the legacy side in 2025 or is it not really impacting your view there?

Chuck Shaffer

No change. I think about this as our organic model and the standalone Seacoast continues to operate as it is. And this is bolt-on on top of that.

Woody Lay

Got it. All right, thanks for taking my questions.

Chuck Shaffer

Awesome. Thank you, Woody.

Operator

Next question comes from the line of David Feaster with Raymond James. Your line is open.

David Feaster

Hi. Good morning, everybody.

You know, one thing I wanted to touch on is you've had a lot success with recruiting and attracting talent and if I look at kind of the deposit market share again, the folks that you're taking are taking a lot from the larger banks. And when you look at exclusive of you and SouthState, it's a lot of those larger banks. How do you think about opportunity to continue to hire and deepen the team there and continue to expand?

Chuck Shaffer

Yes, they've got a phenomenal team at Heartland. We expect to continue leverage that team to do what they do so well in the market and obviously the additional liquidity that's provided will give us the opportunity to bolt-on teams not just in the Highlands County market, but throughout the state of Florida to allow us to redeploy that.

So, we'll see what opportunities present themselves, but at the outset we'll continue to leverage that team and what they've done so incredibly well. Like I said, they've built just a remarkable franchise and we'd love to see that continue as we move through the coming years.

David Feaster

That's great. And you alluded to some of the additional opportunities through cross selling. You've also got a lot more, just a larger balance sheet, different capabilities. Where do you see the most opportunity to leverage your existing capabilities and product offerings and maybe even technology given your data analytics and everything to help improve the franchise from an already impressive level?

Chuck Shaffer

Yes, that is the huge upside here. There's 22,000 accounts in this bank and it is very granular and it is primarily a mix of consumers in that market and small businesses. Just like we've done in prior transactions, we typically see penetration of products that increase and so bringing in that type of franchise into the Seacoast model is very accretive to our forward sort of look on what value can be sort of driven out of that.

As we've talked in the past, our -- a bit unique about our franchise is the success we've had in the retail side of the business. And so, there will be opportunities to expand throughout that market as well.

On the mortgage side, they have a really solid mortgage program there, really solid mortgage lenders. They're one of the higher market share mortgage lenders in the market. And so, that'll be an opportunity as well.

And so, I think there's just a lot to be done here with a really high quality group of people and a high quality bank.

David Feaster

That's great. And then last one for me, just I know -- look, Highlands County in that area has a decent ag component to it. And you know look, I mean Heartland's got a relatively small portfolio but they do play in that and you've got experience in ag. It's not a huge focus but just kind of curious how you think about their ag portfolio, the types of things that they're focused on and just your comfort with that book?

Chuck Shaffer

Yes, we looked at it, we're very comfortable. It's small, it's less than $20 million in outstandings. It's primarily fairly solid relationships with various agricultural operators in the market but fits well within the Seacoast model. And we have no -- zero concerns there. We think it's well healed, well operated.

What's -- just to reiterate and not to be repetitive, but what's unique about this franchise is the discipline executed by the team over almost three decades to pick the right borrowers, the right relationships, people they know, people that are well healed, people that know how to operate these businesses. And so, it is a very crafted portfolio of customers and credit exposure.

We have a lot of confidence in what we're acquiring here. This is the cleanest from a regulatory standpoint bank in all 17 deals we've ever looked at, David.

David Feaster

Wow, that's great. Thank you for all the color. Congrats on the deal.

Chuck Shaffer

Thank you, David.

Operator

Next question comes from the line of Christopher Marinac with Janney Montgomery Scott. Your line is open.

Christopher Marinac

Hey thanks. Good morning, Chuck and team. I wanted to go down the topic of the low loan to deposit ratio and sort of to the low cost deposits too.

Do you think this could be a new angle for Seacoast, and looking at additional transactions down the road, do you see other opportunities like this in the big picture the next couple of years?

Chuck Shaffer

We're always looking for high quality franchises, right? So, when we're out looking for opportunities, we're looking for well diversified granular franchise focused organizations. There's certainly more of them out there in the state of Florida. And we will look for opportunities to deploy our capital into those banks when we find them.

But yes, this is a really high quality franchise, and if we find others that are similar, we'd certainly be interested in them.

Christopher Marinac

Is the idea of looking at slower growth areas or even rural areas where you could get low cost deposits and then lend it out, you know, can that also be a sort of sub-strategy within the big picture?

Chuck Shaffer

You know we've talked about our M&A strategy in the past. Just to kind of reiterate, we want to focus on primarily private banks, sort of $500 million to call it $3 billion or $4 billion. Only in the state of Florida, and so whether it's rural or urban, it really just depends on the opportunity, the pricing dynamics, the quality of the franchise. And there's a lot of attributes that go into looking at a deal. So, I don't think this changes any of our acquisition strategy over time.

And importantly, we've been pretty disciplined over the last few years. We've looked at a few things, we've passed on a few things where it just didn't make sense from a pricing standpoint. So, we'll continue to look for opportunities, we'll stay disciplined and where good value shows up, we'll take our shots.

Christopher Marinac

Great. Thank you, Chuck. Appreciate it.

Chuck Shaffer

Thank you, Chris.

Operator

And your last question comes from the line of Russell Gunther with Stephens. Your line is open.

Russell Gunther

Hey, good morning, guys. Maybe just stepping back big picture, could you give us a sense for kind of how this deal came together, how long you guys have been getting to know each other and whether this was a negotiated transaction?

Chuck Shaffer

Great question. It was a negotiated transaction. I've been meeting with the Heartland team going back almost five years. So, it's been a long conversation that we've had together. I would say we both chose each other very carefully over a lot of conversations over a lot of years. And I think both organizations have tremendous respect for each other and that's how the deal came together, Russell, it's been a long conversation and something I'm very excited to finally put together.

Russell Gunther

I appreciate that, Chuck. And then maybe just following up on a prior line of questions.

So, you guys mentioned you guys are both OCC regulated. There's an efficient time to close assumed. Would you guys be willing to announce another transaction while this one's still pending? And then perhaps based on the overall level of M&A discussions today, what's the likelihood we could see another deal from Seacoast in '25?

Chuck Shaffer

Sure. It's hard to say about likelihood because, obviously, we'll be opportunistic as things come up. But I don't think this transaction stops us from looking at or announcing another transaction if it comes along.

So, I think it's small, something we can integrate pretty easily. And like I said, regulatory wise, this is a bank that's in incredible shape. So, we think this deal closes and converts pretty quickly. And if something else comes along, we'll look at it.

Russell Gunther

Got it. Okay. Appreciate it. Helpful.

And then just last one for me. In terms of margin expectations, given the securities prepurchase, how would you guys amend your first quarter margin guidance and then where would you expect this to shake out from a NIM perspective upon deal close?

Michael Young

Hey, Russell, this is Michael. Yes, in the first quarter it could put a little bit of pressure on the NIM, basis point or two, but again, NII dollars will be higher. So, I think that's really the key focus. I don't want to get myopically focused on NIM over the short term on that, but we still feel really good about all the other guidance items and kind of where we're headed. The momentum is building and we're excited about it.

Chuck Shaffer

Yes, we'll be able to provide more updates on that at the end of the first quarter's call.

Russell Gunther

Understood. Okay, guys, thank you very much for taking my question.

Operator

And that concludes our question and answer session. I will turn the call back over to Chuck Shaffer for closing remarks.

Chuck Shaffer

Okay, thank you all for joining us this morning. Again, I just want to reiterate my thanks and appreciation for the Heartland leadership team, board and employees for giving us the opportunity to work with that organization moving forward. I think it is an incredible opportunity for Seacoast.

And I also want to say thank you to the Seacoast team that's worked on diligence, you guys did an incredible job. Lot of experience here inside the company doing that and looking forward to migrating to the integration plan.

So, thank you all for join us this morning. And we're around if anybody has any further questions. Operator, that will conclude our call.

Operator

This concludes today's conference call. Thank you all for joining. You may now disconnect.

Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Seacoast will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a proxy statement of Heartland and a prospectus of Seacoast, and Seacoast will file other documents with the SEC with respect to the proposed merger. A definitive proxy statement/prospectus will be mailed to shareholders of Heartland. Investors and security holders of Seacoast and Heartland are urged to read the entire proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Seacoast through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Seacoast will be available free of charge on Seacoast’s internet website or by contacting Seacoast.

Seacoast, Heartland, their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Seacoast is set forth in its proxy statement for its 2024 annual meeting of shareholders, which was filed with the SEC on April 8, 2024 and its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Notice Regarding Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning, and protections, of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements about future financial and operating results, cost savings, enhanced revenues, economic and seasonal conditions in the Company’s markets, and improvements to reported earnings that may be realized from cost controls, tax law changes, new initiatives and for integration of banks that the Company has acquired, or expects to acquire, including Heartland Bancshares, Inc., as well as statements with respect to Seacoast's objectives, strategic plans, expectations and intentions and other statements that are not historical facts. Actual results may differ from those set forth in the forward-looking statements.

Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates and intentions about future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, and which may cause the actual results, performance or achievements of Seacoast or Seacoast National Bank (“Seacoast Bank”) to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. You should not expect the Company to update any forward-looking statements.

All statements other than statements of historical fact could be forward-looking statements. You can identify these forward-looking statements through the use of words such as “may”, “will”, “anticipate”, “assume”, “should”, “support”, “indicate”, “would”, “believe”, “contemplate”, “expect”, “estimate”, “continue”, “further”, “plan”, “point to”, “project”, “could”, “intend”, “target” or other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation: the impact of current or future economic and market conditions generally (including seasonality) and in the financial services industry, nationally and within Seacoast’s primary market areas, including the effects of inflationary pressures, changes in interest rates, slowdowns in economic growth, and the potential for high unemployment rates, as well as the financial stress on borrowers and changes to customer and client behavior and credit risk as a result of the foregoing; potential impacts of adverse developments in the banking industry, including those highlighted by high-profile bank failures, and resulting impacts on customer confidence, deposit outflows, liquidity and the regulatory response thereto (including increases in the cost of our deposit insurance assessments), the Company's ability to effectively manage its liquidity risk and any growth plans, and the availability of capital and funding; governmental monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve, as well as legislative, tax and regulatory changes including overdraft and late fee caps (if implemented), and including those that impact the money supply and inflation; the risks of changes in interest rates on the level and composition of deposits, loan demand, liquidity and the values of loan collateral, securities, and interest rate sensitive assets and liabilities; interest rate risks, sensitivities and the shape of the yield curve; changes in accounting policies, rules and practices; changes in retail distribution strategies, customer preferences and behavior generally and as a result of economic factors, including heightened or persistent inflation; changes in the availability and cost of credit and capital in the financial markets; changes in the prices, values and sales volumes of residential and commercial real estate, especially as they relate to the value of collateral supporting the Company’s loans; the Company’s concentration in commercial real estate loans and in real estate collateral in Florida; Seacoast’s ability to comply with any regulatory requirements and the risk that the regulatory environment may not be conducive to or may prohibit or delay the consummation of future mergers and/or business combinations, may increase the length of time and amount of resources required to consummate such transactions, and may reduce the anticipated benefit; inaccuracies or other failures from the use of models, including the failure of assumptions and estimates, as well as differences in, and changes to, economic, market and credit conditions; the impact on the valuation of Seacoast’s investments due to market volatility or counterparty payment risk, as well as the effect of a decline in stock market prices on our fee income from our wealth management business; statutory and regulatory dividend restrictions; increases in regulatory capital requirements for banking organizations generally; the risks of mergers, acquisitions and divestitures, including Seacoast’s ability to continue to identify acquisition targets, successfully acquire and integrate desirable financial institutions and realize expected revenues, revenue synergies and expense savings; changes in technology or products that may be more difficult, costly, or less effective than anticipated; the Company’s ability to identify and address increased cybersecurity risks, including those impacting vendors and other third parties which may be exacerbated by developments in generative artificial intelligence; fraud or misconduct by internal or external parties, which Seacoast may not be able to prevent, detect or mitigate; inability of Seacoast’s risk management framework to manage risks associated with the Company’s business; dependence on key suppliers or vendors to obtain equipment or services for the business on acceptable terms; reduction in or the termination of Seacoast’s ability to use the online- or mobile-based platform that is critical to the Company’s business growth strategy; the effects of war or other conflicts, acts of terrorism, natural disasters, including hurricanes in the Company’s footprint, health emergencies, epidemics or pandemics, or other catastrophic events that may affect general economic conditions and/or increase costs, including, but not limited to, property and casualty and other insurance costs; Seacoast’s ability to maintain adequate internal controls over financial reporting; potential claims, damages, penalties, fines, costs and reputational damage resulting from pending or future litigation, regulatory proceedings and enforcement actions; the risks that deferred tax assets could be reduced if estimates of future taxable income from the Company’s operations and tax planning strategies are less than currently estimated, the results of tax audit findings, challenges to our tax positions, or adverse changes or interpretations of tax laws; the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, non-bank financial technology providers, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions; the failure of assumptions underlying the establishment of reserves for expected credit losses; a deterioration of the credit rating for U.S. long-term sovereign debt, actions that the U.S. government may take to avoid exceeding the debt ceiling, and uncertainties surrounding the federal budget and economic policy, including the impact of tariffs and trade policies; the risk that balance sheet, revenue growth, and loan growth expectations may differ from actual results; and other factors and risks described in any of the Company's subsequent reports filed with the SEC and available on its website at www.sec.gov.

The risks relating to the proposed Heartland Bancshares, Inc. merger include, without limitation, failure to obtain the approval of shareholders of Heartland Bancshares, Inc. in connection with the merger; the timing to consummate the proposed merger; the risk that a condition to the closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties' ability to achieve the synergies and value creation contemplated by the proposed merger; the parties' ability to promptly and effectively integrate the businesses of Seacoast and Heartland Bancshares, Inc., including unexpected transaction costs, the costs of integrating operations, severance, professional fees and other expenses; the diversion of management time on issues related to the merger; the failure to consummate or any delay in consummating the merger for other reasons; changes in laws or regulations; the risks of customer and employee loss and business disruption, including, without limitation, as the result of difficulties in maintaining relationships with employees; increased competitive pressures and solicitations of customers and employees by competitors; the difficulties and risks inherent with entering new markets.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in the Company’s annual report on Form 10-K for the year ended December 31, 2024 under “Special Cautionary Notice Regarding Forward-Looking Statements” and “Risk Factors”, and otherwise in the Company’s SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at www.sec.gov.